MANAGEMENT'S DISCUSSION AND ANALYSIS
(unless otherwise stated, all amounts are in US dollars)

Overview

We are a global leader in providing integrated information solutions to business and professional customers. We serve customers in the following sectors: law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth. We organize our operations in four market groups that are structured on the basis of the customers they serve:

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  Thomson Legal and Regulatory,
  •
  Thomson Learning,
  •
  Thomson Financial, and
  •
  Thomson Scientific and Healthcare.

We report the financial results of our four market groups together with those of a corporate and other reporting category. Corporate and other includes principally corporate costs, costs associated with our stock appreciation rights plan and the results of Thomson Media, which was previously designated for sale but subsequently retained.

Seasonality

Typically, a much greater portion of our operating profit and operating cash flow arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, the performance of our business may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year, or by comparing results in a quarter with results in the same quarter for the previous year.

Use of EBITDA, Adjusted Operating Profit, Free Cash Flow and Adjusted Earnings from Continuing Operations

Earnings before interest, tax, depreciation, amortization and restructuring charges ("EBITDA"), operating profit before amortization and restructuring charges ("adjusted operating profit") and free cash flow are used by us to measure our operating performance, including our ability to generate cash flow. Among other things, EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets and goodwill. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We use free cash flow, which excludes debt and equity related cash flows, as well as acquisitions and dispositions of businesses, as a measure provided by or used in our businesses. We also measure our earnings attributable to common shares to adjust for non-recurring items ("adjusted earnings from continuing operations") to assist in comparing them from one period to another. EBITDA, adjusted operating profit, free cash flow, adjusted earnings from continuing operations and related measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, cash flow from operations, net income or other measures of financial performance calculated in accordance with GAAP. We reconcile EBITDA, adjusted operating profit and adjusted earnings from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP in the following discussion of results of operations and liquidity and capital resources.

Results of Operations

The following table provides a reconciliation of operating profit to both EBITDA and adjusted operating profit for the three months and the nine months ended September 30, 2002 and 2001.

Unaudited
(millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Operating profit	411	278	670	463
Add back:
Restructuring charges	—	13	6	20
Amortization	74	118	216	317
Adjusted operating profit	485	409	892	800
Add back:
Depreciation	152	136	396	357
EBITDA	637	545	1,288	1,157

The following discussion compares results of the Company in the three-month and nine-month periods ended September 30, 2002 to the corresponding periods in 2001.

Consolidated Operations

Our results from continuing operations exclude the results of our discontinued newspaper operations, discussed under "Discontinued Operations" below. Our results from ongoing businesses exclude the results of businesses sold or held for sale which do not qualify as discontinued operations ("disposals"). The principal businesses included in disposals were Jane's Information Group and various businesses in our financial group in 2001 and various businesses in our financial group in 2002.

For the three months ended September 30, 2002, total revenues of $2,095 million were 6% higher than in the comparable period of 2001. Revenues from ongoing businesses increased by 7% to $2,093 million. For the nine months ended September 30, 2002, total revenues of $5,566 million were 9% higher than in the comparable period of 2001, and revenues from ongoing businesses increased 10% to $5,552 million. In both the three-month and nine-month periods, revenue increases were attributable to contributions from acquisitions, most notably the July 2001 acquisition of selected assets of Harcourt General, Inc. ("Harcourt"), as well as to growth in our existing businesses within our learning, legal and regulatory, and scientific and healthcare market groups. This growth was partly offset by the performance of certain existing businesses within our legal and regulatory and financial market groups. The contribution from acquisitions is greater in the nine-month period than in the three-month period. As Harcourt revenues are included from July 13, 2001, the date of acquisition, the three-month periods ended September 30, 2002 and 2001 are more comparable than the nine-month periods.

In the three months and nine months ended September 30, 2002, revenues from products and services delivered electronically accounted for 48% and 55%, respectively, of our revenues. These percentages are equivalent to the percentages in the corresponding periods in 2001, and compare to 54% for the full year ended December 31, 2001. Because of the seasonality of our learning market group, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year. Historically, customer buying patterns in our learning market group have been concentrated in the second half of the year. Therefore, to the extent that revenues in our learning market group increase throughout the year, the percentage of revenues from products and services delivered electronically would be expected to be lower. Additionally, this trend continued to be impacted by the acquisition of selected businesses of Harcourt, which, like the rest of our learning market group, has a higher percentage of print-based revenues than our other market groups.

Our EBITDA in the three months ended September 30, 2002 increased 17% to $637 million, representing a margin of 30.4%, compared to EBITDA of $545 million and a margin of 27.6% for the comparable period in

2001. EBITDA from ongoing businesses in the three months ended September 30, 2002 increased 17% to $637 million, representing a margin of 30.4%, compared to $544 million and a margin of 27.7% in the comparable period in 2001. For the nine months ended September 30, 2002, EBITDA increased 11% to $1,288 million, a margin of 23.1%, compared with $1,157 million and a margin of 22.6% for the comparable period in 2001. EBITDA from ongoing businesses in the nine months ended September 30, 2002 increased 12% to $1,289 million, a margin of 23.2%, compared to $1,153 million and a margin of 22.8% in the comparable period in 2001.

The increases in EBITDA and related margins for both periods were due to contributions from acquisitions, growth from certain existing businesses and stringent cost controls. In the nine-month period, those items were partially offset by increased expenses associated with our stock appreciation rights in the first quarter of 2002, reflecting an increase in the trading price of our common shares in that period.

Our total adjusted operating profit in the three months ended September 30, 2002 increased 19% to $485 million, representing a margin of 23.2%, an increase from 20.7% in the comparable period in 2001. Adjusted operating profit from ongoing businesses in the three months ended September 30, 2002 increased 19% to $487 million, representing a margin of 23.3%, an increase from 20.8% in 2001. For the nine months ended September 30, 2002, total adjusted operating profit increased 12% to $892 million, representing a margin of 16.0%, compared with $800 million and a margin of 15.7% in the comparable period in 2001. Adjusted operating profit from ongoing businesses in the nine-month period increased 12% to $896 million, representing a margin of 16.1%, compared with $800 million and a margin of 15.8% in the comparable period in 2001. The increase in adjusted operating profit for both periods reflected the increased EBITDA, partially offset by higher depreciation expense discussed below.

Depreciation in the three-month and nine-month periods ended September 30, 2002 increased by 12% to $152 million and by 11% to $396 million, respectively. Those increases reflected recent acquisitions and capital expenditures. For the same periods, amortization decreased by 37% to $74 million and by 32% to $216 million, respectively. Those decreases were the result of the adoption as of January 1, 2002 of a new accounting standard which requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized. Therefore, amortization of those balances is not reflected in the results for the three-month and nine-month periods ended September 30, 2002, but is included in the results for the comparable periods in 2001.

In the nine months ended September 30, 2002, we incurred restructuring charges of $6 million related to strategic initiatives in our legal and regulatory group and Thomson Media. None of those charges were incurred in the three months ended September 30, 2002.

Net losses on disposals of businesses and investments in the three months and nine months ended September 30, 2002 were $5 million (2001 — $4 million gain) and $6 million (2001 — $299 million gain), respectively. The net gains in 2001 relate primarily to gains of $307 million arising from the January 2001 disposal of The Globe and Mail and $80 million arising from the April 2001 disposal of Jane's Information Group. Those gains were partly offset by losses resulting from reductions in the carrying values of certain investments to fair values.

Interest expense in the three months ended September 30, 2002 increased 4% to $73 million and in the nine months ended September 30, 2002 increased 32% to $219 million. The increase reflected increased borrowings to finance our acquisitions, particularly the acquisition of selected Harcourt businesses.

Income taxes in the three-month and nine-month periods ended September 30, 2002 were $64 million and $89 million, respectively (2001 — $42 million and $132 million, respectively). Income taxes for the nine-month period ended September 30, 2001 included a $75 million charge related to the gain on the January 2001 disposal of The Globe and Mail. The increase in income taxes, after excluding the tax related to The Globe and Mail in 2001, was due to a higher level of pre-tax earnings in 2002.

Equity in losses of associates includes our proportionate share of net losses of investments accounted for under the equity method. In the three-month and nine-month periods ended September 30, 2002, equity in losses of associates were $7 million (2001 — $16 million) and $29 million (2001 — $36 million), respectively. The reduction in our proportionate share of losses in both periods was primarily due to the impact on our investees of the adoption as of January 1, 2002 of the new accounting standard relating to amortization. This was partially offset in the nine-month period by writedowns of certain equity investments, the most significant of which was a $12 million writedown within the financial group.

In the three months and nine months ended September 30, 2002, earnings attributable to common shares were $256 million and $313 million, respectively, compared with $211 million and $495 million, respectively, in the comparable periods in 2001. These results are not directly comparable because of the adoption of the new accounting standard related to goodwill and identifiable intangible assets in 2002. If the new accounting standard had been in effect in 2001, earnings attributable to common shares for the three months and nine months ended September 30, 2001 would have been $256 million and $640 million, respectively. These results are still not comparable with the results from the three-month and nine-month periods ended September 30, 2002, however, because of certain one-time items.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the three-month and nine-month periods ended September 30, 2002 and 2001, which excludes one-time items from both periods and adjusts the 2001 results as if the new accounting standard related to goodwill and identifiable intangible assets had been in effect during those periods.

(Unaudited)

(millions of dollars, except per common share amounts)	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Earnings attributable to common shares	256	211	313	495
Exclude earnings from discontinued operations	—	(64)	—	(87)
Adjust for effect of new accounting standard, net of tax	—	45	—	145
Earnings attributable to common shares from continuing operations after new accounting standard	256	192	313	553
Adjust for one-time items:
Net losses (gains) on disposals of businesses and investments	5	(4)	6	(299)
Restructuring charges	—	13	6	20
Tax on above items	(2)	—	(4)	69
Adjusted earnings from continuing operations	259	201	321	343
Adjusted earnings per common share from continuing operations	$0.40	$0.32	$0.50	$0.55

On a comparable basis, the adjusted earnings from continuing operations in the three months ended September 30, 2002 were $259 million, compared to adjusted earnings from continuing operations of $201 million for 2001. The adjusted earnings from continuing operations in the nine months ended September 30, 2002 were $321 million, compared to adjusted earnings from continuing operations of $343 million for 2001. The increase in the three-month period is primarily attributable to growth in certain existing businesses, including a shift in the timing of certain learning group customer orders from the second to third quarter of 2002, and a reduced level of dilution from acquisitions. The decrease in the nine-month period reflects dilution arising from the increased amortization and interest expense relating to the acquisition of the Harcourt businesses, as well as $12 million in writedowns of the carrying amounts of equity-method investments and higher expenses related to the Company's stock appreciation rights plan.

Our capital expenditures in the three-month and nine-month periods ended September 30, 2002 decreased 31% to $107 million and 25% to $356 million, respectively. Higher capital expenditures in 2001 reflected certain one-time expenditures in our legal and regulatory and financial market groups.

OPERATING RESULTS BY BUSINESS SEGMENT

Thomson Legal and Regulatory

	Three months ended September 30				Nine months ended September 30
(millions of dollars)	2002	2001	% Change		2002	2001	% Change
Revenues	730	696	5%		2,128	2,007	6%
EBITDA	233	212	10%		597	547	9%
EBITDA Margin	31.9%	30.5%			28.1%	27.3%
Adjusted Operating Profit	195	177	10%		480	439	9%
Adjusted Operating Profit Margin	26.7%	25.4%			22.6%	21.9%
Capital expenditures	32	47	(32%	)	95	151	(37%	)

The increases in revenues in both the three-month and nine-month periods ended September 30, 2002 were primarily attributable to contributions from acquired businesses and higher global Westlaw sales. Those increases were offset partially by reduced demand in the business information and news business, slower global trademark activity and a decrease in revenues in Latin America. Although year-to-date revenues in the tax and accounting business were higher than in 2001, the business experienced reduced demand in new sales and timing differences in its publication schedule for the three-month period ended September 30, 2002.

Acquisition growth for the nine-month period was primarily attributable to BarBri, a provider of bar examination materials acquired in July 2001 as part of the Harcourt acquisition; NewsEdge, a provider of real-time news and information products acquired in September 2001; and ProLaw, a provider of productivity tools for law firms and corporate legal departments acquired in August 2001.

In the US, growth in Westlaw sales was driven primarily by increased sales to large and mid-sized law firms. Year-to-date growth in the government, corporate and small law firm segments remains solid, although online revenues in the small law firm segment experienced some slowing in the third quarter. Internationally, the introduction of country-specific versions of Westlaw continues to contribute to revenue growth. Increased sales of tax compliance software and the Checkpoint online service contributed to higher revenues in the nine-month period in the tax and accounting businesses. Finally, a shift in the shipping schedule of certain print products of West from the fourth quarter to the third quarter of 2002 favorably impacted revenue growth.

The increases in EBITDA and adjusted operating profit, along with improvements in the corresponding margins, in the three months and nine months reflect the revenue growth described above and significant cost containment across the market group.

Higher capital expenditures in 2001 reflected one-time investments in a new enterprise resource planning system at West and higher expenditures on technology-related purchases.

Thomson Learning

	Three months ended September 30				Nine months ended September 30
(millions of dollars)	2002	2001	% Change		2002	2001	% Change
Revenues	765	676	13%		1,613	1,229	31%
EBITDA	263	205	28%		306	241	27%
EBITDA Margin	34.4%	30.3%			19.0%	19.6%
Adjusted Operating Profit	207	150	38%		189	131	44%
Adjusted Operating Profit Margin	27.1%	22.2%			11.7%	10.7%
Capital expenditures	45	59	(24%	)	135	133	2%

Contributions from acquisitions, most notably Harcourt, and growth in existing businesses led to increases in revenues in the three-month and nine-month periods ended September 30, 2002. However, in the nine-month period, the revenue contribution from the acquisition of Harcourt was much greater, as the business was acquired July 13, 2001 and, therefore, the revenues for the nine months are much less comparable than for the quarter. A shift in the buying patterns of customers within our academic publishing businesses from the second quarter to the third quarter also favorably impacted revenue growth. This shift resulted primarily from the cancellation of a sales program in 2002 which had previously offered discounts to customers who ordered prior to June 30. Growth in existing businesses arose primarily from the academic publishing and international businesses, as well as from certain businesses in our lifelong learning business, partly offset by decreases in the information technology training businesses.

For the three months and nine months ended September 30, 2002, the increases in EBITDA and adjusted operating profit reflected revenue growth as well as improved efficiencies realized from combining the Harcourt business with existing businesses. Those items also resulted in improved EBITDA and adjusted operating profit margins in the three-month period. In the nine-month period, these increases were partially offset by one-time costs related to the Harcourt acquisition, which contributed to decreases in the EBITDA margin. Adjusted operating profit margin, however, improved in the nine-month period as revenue growth exceeded increased depreciation expense.

Decreases in capital expenditures in the three-month period ended September 30, 2002 were attributable to a lower level of expenditures at Prometric. During the nine-month period, those decreases were offset by capital expenditures related to the textbook distribution center and additional spending within the acquired Harcourt businesses.

Thomson Financial

	Three months ended September 30				Nine months ended September 30
(millions of dollars)	2002	2001	% Change		2002	2001	% Change
Revenues	380	391	(3%	)	1,161	1,194	(3%	)
EBITDA	99	98	1%		297	287	3%
EBITDA Margin	26.1%	25.1%			25.6%	24.0%
Adjusted Operating Profit	54	60	(10%	)	171	176	(3%	)
Adjusted Operating Profit Margin	14.2%	15.3%			14.7%	14.7%
Capital expenditures	21	39	(46%	)	95	160	(41%	)

Decreases in revenues in both the three-month and nine-month periods ended September 30, 2002 were attributable to the continued global slowdown in the financial markets and the continued absence of transaction activity such as mergers, acquisitions and equity offerings. Among our clients, reduced profitability has led to decreased spending, which in turn has led to product cancellations and pressure on our pricing. Decreases in these areas were partly offset by increases in revenues in the Corporate group; at Beta, a securities data-processing business; and at Omgeo, our partnership with the Depository Trust & Clearing Corporation, for transaction processing services.

Despite the decreases in revenues, EBITDA increased for both the three-month and nine-month periods due to leveraging initiatives, cost controls and platform consolidations across the businesses in our financial group and reductions in revenue-based royalty expenses. As a result, EBITDA margins increased.

In both the three-month and nine-month periods, increases in EBITDA flowed through to adjusted operating profit, but were offset by higher depreciation expense resulting from higher capital expenditures in 2001. As a result, adjusted operating profit decreased by $6 million and $5 million in the three-month and nine-month periods ending September 30, 2002, respectively.

Higher capital expenditures in 2001 included one-time expenditures on the group's new headquarters in New York.

Thomson Scientific and Healthcare

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2002	2001	% Change	2002	2001	% Change
Revenues	178	158	13%	528	474	11%
EBITDA	38	34	12%	109	95	15%
EBITDA Margin	21.3%	21.5%		20.6%	20.0%
Adjusted Operating Profit	31	29	7%	89	78	14%
Adjusted Operating Profit Margin	17.4%	18.4%		16.9%	16.5%
Capital expenditures	8	6	33%	26	16	63%

Increases in revenues during the three months and nine months ended September 30, 2002 reflected contributions from existing businesses and acquisitions. Growth from acquisitions in both the three-month and nine-month periods came from Gardiner-Caldwell, a provider of continuing medical education acquired in December 2001; Wila Verlag, a provider of patent information acquired in the second quarter of 2002; and Current Drugs, a provider of databases to entities in the biotech and pharmaceutical industries acquired in August 2002. For the three-month and nine-month periods, growth from existing businesses resulted from increased subscription sales of ISI Web of Science and increased drug information subscriptions within MICROMEDEX. Further contributing to revenue growth in the nine-month period were increased patent subscriptions from Derwent GENESEQ, sales growth of ResearchSoft and growth in revenues of certain sectors at Medstat. In both periods, those increases in revenues were partially offset by lower revenues from the advertising-sensitive healthcare magazines.

In both periods, the increases in EBITDA and adjusted operating profit resulted from increased revenues and the benefits arising from restructuring efforts undertaken in 2001. Those items resulted in higher EBITDA and operating profit margins for the nine-month period ended September 30, 2002. In the three months ended September 30, 2002, EBITDA margin fell slightly due to the timing of certain promotional expenses relating to the directory business. Adjusted operating profit margin decreased primarily due to higher depreciation expense.

The increases in capital expenditures were primarily attributable to planned expenditures on a new content management and Internet delivery system in the healthcare businesses and to expenditures in connection with relocating Physicians World to a new facility.

Corporate and Other

Revenues, which relate solely to Thomson Media, decreased by 13% to $46 million in the three-month period and by 12% to $148 million in the nine-month period ended September 30, 2002. These decreases were the result of reduced advertising revenues across all publications.

For the three months ended September 30, 2002, EBITDA was $4 million, compared to an EBITDA loss of $5 million for the comparable period of 2001. The increase was primarily a result of higher EBITDA within Thomson Media, as well as certain one-time costs related to events of September 11th which were included in the quarter ended September 30, 2001.

For the nine months ended September 30, 2002, the EBITDA loss was $20 million, compared to an EBITDA loss of $17 million in the comparable period of 2001. The increase in the EBITDA loss was primarily attributable to the lower benefit related to stock appreciation rights in the nine-month period of 2002, compared to the nine-month period of 2001. This lower benefit was recorded primarily in the first three months of 2002.

Discontinued Operations

In February 2000, we announced our intention to sell our newspaper interests. The primary activities of this group were the publishing of newspapers and other advertising and specialty publications in the United States and Canada. We completed the disposition of our newspaper group during 2001. Accordingly, our results for the three-month and nine-month periods ended September 30, 2002 do not contain discontinued operations.

Liquidity and Capital Resources

Financial Position

Our total assets at September 30, 2002 were $18,006 million, a decrease of 2% from December 31, 2001. The decrease in assets resulted from a reduction in accounts receivable of $247 million (reflecting the seasonality of our businesses), depreciation and amortization, dividend payments and, in connection with the adoption of the new accounting standard related to goodwill and identifiable intangible assets, the reduction of goodwill, identifiable intangible assets and other assets resulting from a transitional impairment charge of $192 million, before tax. Those decreases were partly offset by increases from capital expenditures, acquisitions of businesses and increases in non-US dollar net assets due to currency translation movements.

Our total assets at September 30, 2002 were distributed across our market groups and corporate and other as follows:

(millions of dollars)	Total assets	Percentage of total assets
Thomson Legal and Regulatory	7,024	39%
Thomson Learning	5,249	29
Thomson Financial	3,052	17
Thomson Scientific and Healthcare	941	5
Corporate and other	1,740	10
	18,006	100%

Our total debt at September 30, 2002 was $4,388 million, compared to $4,744 million at December 31, 2001. Total debt consists of short-term indebtedness, the current portion of long-term debt and long-term debt. Including the liability of $173 million for related currency swaps, our total debt was $4,561 million.

After deducting cash and cash equivalents of $471 million, our total net debt at September 30, 2002 was $4,090 million. At the same date, total shareholders' equity, including $442 million of preference share capital redeemable only at our option, was $8,648 million. Our ratio of net debt to shareholders' equity at September 30, 2002 was 0.47:1. This compares to a ratio at December 31, 2001 of 0.54:1. The change in the ratio was largely due to an issuance of common shares in June, the proceeds of which increased equity and were used to repay indebtedness. The increase in equity was also due to net earnings for the nine months ended September 30, 2002 and the reduction of the cumulative translation adjustment loss. Those increases were partly offset by dividend payments on common shares and the reduction of opening retained earnings due to recognition of an impairment charge in connection with the transition to a new accounting standard.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt, and the reinvestment of dividends primarily by The Woodbridge Company Limited ("Woodbridge"), our principal shareholder. Additionally, in June 2002 we issued 14,615,385 of common shares for net proceeds of $437 million. Our principal uses of cash have been to finance working capital, debt servicing costs, repayments of debt, capital expenditures, acquisitions and dividend payments.

Cash provided by our operating activities for the three months ended September 30, 2002 was $336 million, compared to $376 million for the comparable period in 2001. Cash provided by our operating activities for the nine months ended September 30, 2002 was $846 million, compared to $834 million for the comparable period in 2001. The decrease in the three-month period was primarily due to a voluntary contribution to a defined benefit pension plan, partially offset by income tax net refunds.

Cash used in our investing activities for the three months ended September 30, 2002 was $284 million, compared to $2,158 million for the comparable period in 2001. Cash used in our investing activities for the nine months ended September 30, 2002 was $688 million, compared to $2,789 million for the comparable period in 2001. The higher uses in 2001 were primarily attributable to the July 2001 Harcourt acquisition. For all periods, "other investing activities, net" within the consolidated statement of cash flow primarily includes payments related to acquisition and disposition liabilities, which were established at the date of the transactions.

Cash used in our financing activities was $31 million and $225 million for the three-month and nine-month periods ended September 30, 2002, respectively. In the three-month period, the amount reflects repayments of outstanding public debt and other debt, as well as dividends paid, offset by net borrowings under our commercial paper program and revolving bank credit facilities. In the nine-month period, the amount reflects repayments of outstanding public debt, other debt, commercial paper and revolving bank credit facilities, as well as dividends paid, partly offset by the receipt of proceeds from our common share issuance and the issuance of public debt. Cash provided by our financing activities was $2,023 million and $2,168 million for the three-month and nine-month periods ended September 30, 2001, respectively. Those amounts reflected the issuance of medium-term notes and borrowings under revolving bank credit facilities, partly offset by the repayment of outstanding public debt and dividends paid.

The following table sets forth the calculation of free cash flow, which is comprised of selected components of our consolidated statement of cash flow.

	Three months ended September 30,		Nine months ended September 30,
(millions of dollars)	2002	2001	2002	2001
Net cash provided by operating activities	336	376	846	834
Additions to property and equipment	(107)	(154)	(356)	(475)
Other investing activities, net	(35)	(92)	(133)	(281)
Dividends paid on preference shares	(6)	(7)	(17)	(20)
Free Cash Flow	188	123	340	58

The improvement in the free cash flow was a result of the growth in our businesses, lower capital expenditures and lower levels of acquisition and disposal-related investments. These improvements were partially offset by the cash contribution made in the three-month period ended September 30, 2002 to fund our principal US defined benefit pension plan.

Common Share Issuance

On June 12, 2002, the Company was listed on the New York Stock Exchange. On June 14, 2002, the Company and its principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by us and 17,435,899 common shares held by Woodbridge. Our proceeds from the offering, net of the underwriting commission and expenses, of $437 million were used for general corporate purposes including the repayment of indebtedness. We did not receive any proceeds from the sale of common shares by Woodbridge. Subsequent to completion of the offering, the Thomson family, through Woodbridge and its affiliates, owns approximately 68% of our common shares.

Related Party Transactions

On September 30, 2002, we sold a parcel of properties located in Toronto, Ontario to Woodbridge. In connection with the transaction, we received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net gains (losses) on disposals of businesses and investments" within the interim consolidated financial statements for the three-and nine-month periods ended September 30, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, Thomson is entitled to receive half of the gain subject to certain adjustments. If Woodbridge does not recognize any such gains, the Company is not required to reimburse Woodbridge for any losses. In prior periods, we had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to Bell Globemedia Inc. ("BGM"). During September 2002, we negotiated an agreement with BGM under which we paid cash to BGM equivalent to the recorded liability, in order to relieve us of our obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

In September 2002, Woodbridge and the Company entered into an agreement related to our directors and officers insurance coverage. The agreement stipulates that we maintain standard directors and officers insurance for any amount up to $25 million with a third party insurance company. A second insurer is responsible for the next $75 million of coverage. Woodbridge will be indemnifying this second insurer. For this service, we pay Woodbridge an annual premium of $625,000. This arrangement with Woodbridge will reduce the costs to us of our directors and officers insurance coverage.

On June 17, 2002, we redeemed the A ordinary shares of The Thomson Corporation PLC, our wholly-owned UK subsidiary, for $0.6 million. The A ordinary shares were held by Woodbridge.

On June 14, 2002, we completed a series of transactions to assist Woodbridge in reorganizing its holding of our common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of our directors (the "Transaction Group"). We issued an aggregate of 431,503,802 common shares to members of the Transaction Group, and a wholly-owned subsidiary of the Company acquired the same number of common shares from members of the Transaction Group. Immediately following the acquisition, the wholly-owned subsidiary was wound up into the Company and the 431,503,802 common shares it held were cancelled. The total number of our common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. The Transaction Group has reimbursed us for all costs and expenses arising from, and has agreed to indemnify us (and our officers, directors and shareholders) against any liabilities which may arise in connection with, the series of transactions.

On May 2, 2002, Woodbridge announced the extension of its commitment to reinvest at least 50% of the dividends received by it and its subsidiaries in newly issued common shares for a further three years to June 2005. The commitment was originally made in June 1989, has since been extended twice, and was scheduled to expire in June 2002.

On April 4, 2001, we sold Jane's Information Group to a subsidiary of Woodbridge for $110 million. Additionally, on September 7, 2001, we sold our 50% interest in Augusta Newsprint Company to Woodbridge for $190 million.

In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of the Company. Subsequently, in February 2002, the shares were exchanged for a separate preferred issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter. The shares are included within "Long-term debt" in the consolidated balance sheet.

On January 9, 2001 we completed a transaction with BCE Inc. and Woodbridge in which we exchanged our interest in The Globe and Mail and other related assets for a 20% equity interest in a new multimedia company, BGM. Woodbridge holds a 9.9% interest in BGM.

Employee Future Benefits

In the third quarter of 2002, we made a contribution of $107 million to our principal qualified defined benefit pension plan in the United States. While the contribution was not required under the rules and regulations of the Employee Retirement Income Security Act ("ERISA"), we decided to make a voluntary contribution in light of the steady decline in equity markets, which negatively impacted the assets available to fund the pension obligations. After the contribution, the fair value of plan assets was sufficient to fund the accumulated benefit obligation, as measured on September 30th, the measurement date for the plan.

The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected return on assets and a discount rate to measure obligations. In 2003, we expect to reduce our assumption of the expected rate of return on assets available to fund pension obligations to reflect the steady decline in equity markets. Similarly in 2003, we will lower our assumed discount rate used to measure obligations because of declining interest rates. These assumption changes will have no impact on the 2002 cost of benefits. Management currently estimates that the anticipated change in assumptions will cause the 2003 cost of employee future benefits to increase by approximately $30 million. As we have not yet finalized assumptions for all of our benefit plans, this estimate is subject to change.

New Accounting Pronouncements

Effective January 1, 2002, we adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets," which requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to annual impairment tests. We have completed our initial impairment review and have recognized transitional impairment charges of $183 million, after tax, for the nine-month period ended September 30, 2002. In accordance with the requirements of the new handbook section, the transitional impairment charge was recorded to the opening balance of retained earnings in our consolidated balance sheet.

Effective January 1, 2002, we adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," which requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method was used. Additionally, the section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. We do not use the fair value-based method and, therefore, have disclosed the required pro forma information in the notes to the accompanying financial statements.

In 2001, the CICA issued Accounting Guideline AcG-13, "Hedging Relationships." The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The guideline, whose application has been deferred one year by the CICA, applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2003.

Additionally, in 2001, the CICA amended Handbook Section 1650, "Foreign Currency Translation." The amended section, which became effective for fiscal periods beginning on or after January 1, 2002, eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items.

In June 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." The consensus reached in EIC-128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

We have not completed our assessment of the impact of adopting Ac-G13 or EIC-128. We have determined that the adoption of Handbook Section 1650 did not have a material effect on our financial position or results of operations.

Outlook

Our financial targets over the long-term are to achieve average annual revenue growth between 7% and 9% and to expand EBITDA margins. We continue to expect revenue growth and EBITDA margins for 2002 to be in line with these targets. Free cash flow is expected to increase in 2002, and while we will continue to invest in the growth of our businesses, capital expenditures are expected to decline as a percentage of revenue. We expect the difficult market conditions to extend into next year, which could challenge our growth in 2003.

Certain information in this management's discussion and analysis, particularly under the heading "Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Statement of Earnings and Retained Earnings (unaudited)

	Three months ended September 30,		Nine months ended September 30,
(millions of US dollars, except per common share amounts)	2002	2001	2002	2001
Revenues	2,095	1,977	5,566	5,109
Cost of sales, selling, marketing, general and administrative expenses	(1,458)	(1,432)	(4,278)	(3,952)
Depreciation	(152)	(136)	(396)	(357)
Amortization (note 4)	(74)	(118)	(216)	(317)
Restructuring charges (note 7)	—	(13)	(6)	(20)
Operating profit	411	278	670	463
Net (losses) gains on disposals of businesses and investments (notes 15 and 16)	(5)	4	(6)	299
Net interest expense and other financing costs	(73)	(70)	(219)	(166)
Income taxes	(64)	(42)	(89)	(132)
Equity in net losses of associates, net of tax	(7)	(16)	(29)	(36)
Earnings from continuing operations	262	154	327	428
Earnings from discontinued operations (note 12)	—	64	—	87
Net earnings	262	218	327	515
Dividends declared on preference shares	(6)	(7)	(14)	(20)
Earnings attributable to common shares	256	211	313	495
Retained earnings at beginning of period	5,906	6,008	6,253	5,943
Effect of adoption of accounting standard, net of tax (note 4)	—	—	(183)	—
Dividends declared on common shares	(114)	(110)	(335)	(329)
Retained earnings at end of period	6,048	6,109	6,048	6,109
Basic and diluted earnings per common share (note 5):
From continuing operations	$0.39	$0.23	$0.49	$0.65
From discontinued operations	—	0.11	—	0.14
Basic and diluted earnings per common share	$0.39	$0.34	$0.49	$0.79

See notes to consolidated financial statements.

Consolidated Balance Sheet

(millions of US dollars)	September 30, 2002	December 31, 2001
	(unaudited)
Assets
Cash and cash equivalents	471	532
Accounts receivable, net of allowances	1,415	1,662
Inventories	284	256
Prepaid expenses and other current assets	317	313
Current assets	2,487	2,763
Property and equipment	1,500	1,552
Identifiable intangible assets (notes 4 and 8)	4,785	4,921
Goodwill (notes 4 and 9)	8,006	7,903
Other non-current assets (note 16)	1,228	1,263
Total assets	18,006	18,402
Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	533	620
Accounts payable and accruals	1,537	1,855
Deferred revenue	820	882
Current portion of long-term debt	167	473
Current liabilities	3,057	3,830
Long-term debt	3,688	3,651
Other non-current liabilities	1,168	1,262
Deferred income taxes	1,445	1,439
Total liabilities	9,358	10,182
Shareholders' equity
Share capital	2,761	2,198
Cumulative translation adjustment	(161)	(231)
Retained earnings	6,048	6,253
Total shareholders' equity	8,648	8,220
Total liabilities and shareholders' equity	18,006	18,402

See notes to consolidated financial statements.

Consolidated Statement of Cash Flow (unaudited)

	Three months ended September 30,		Nine months ended September 30,
(millions of US dollars)	2002	2001	2002	2001
Cash provided by (used in):
Operating activities
Earnings from continuing operations	262	154	327	428
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	13	20	36	63
Depreciation	152	136	396	357
Amortization (note 4)	74	118	216	317
Net losses (gains) on disposals of businesses and investments (notes 15 and 16)	5	(4)	6	(299)
Deferred income taxes	47	29	52	91
Equity in net losses of associates, net of tax	7	16	29	36
Other, net	(18)	(3)	33	24
Pension contribution (note 13)	(107)	—	(107)	—
Changes in working capital and other items	(99)	(94)	(142)	(189)
Cash provided by operating activities — discontinued operations	—	4	—	6
Net cash provided by operating activities	336	376	846	834
Investing activities
Acquisitions of businesses and investments (note 6)	(165)	(2,156)	(222)	(2,413)
Proceeds from disposals of businesses and investments	23	54	23	164
Additions to property and equipment	(107)	(154)	(356)	(475)
Other investing activities, net	(35)	(92)	(133)	(281)
Proceeds from disposal of newspaper businesses (note 12)	—	190	—	216
Net cash used in investing activities	(284)	(2,158)	(688)	(2,789)
Financing activities
Proceeds from debt	—	299	410	1,351
Repayments of debt	(317)	—	(512)	(226)
Net borrowings (repayments) of short-term loan facilities	361	1,807	(333)	1,278
Proceeds from issuance of common shares (note 11)	(1)	—	437	—
Dividends paid on preference shares	(6)	(7)	(17)	(20)
Dividends paid on common shares	(68)	(70)	(208)	(209)
Other financing activities, net	—	(6)	(2)	(6)
Net cash (used in) provided by financing activities	(31)	2,023	(225)	2,168
	21	241	(67)	213
Translation adjustments	—	4	6	(2)
Increase (decrease) in cash and cash equivalents	21	245	(61)	211
Cash and cash equivalents at beginning of period	450	303	532	337
Cash and cash equivalents at end of period	471	548	471	548

See notes to consolidated financial statements.

Business Segment Information (unaudited)

Continuing Operations

	Three months ended September 30,		Nine months ended September 30,
(millions of US dollars)	2002	2001	2002	2001
Revenues
Legal and Regulatory	730	696	2,128	2,007
Learning	765	676	1,613	1,229
Financial	380	391	1,161	1,194
Scientific and Healthcare	178	158	528	474
Corporate and other[1]	46	53	148	169
Intergroup	(6)	(9)	(26)	(25)
Total ongoing operations	2,093	1,965	5,552	5,048
Disposals[2]	2	12	14	61
Total revenues	2,095	1,977	5,566	5,109
EBITDA (note 18)
Legal and Regulatory	233	212	597	547
Learning	263	205	306	241
Financial	99	98	297	287
Scientific and Healthcare	38	34	109	95
Corporate and other[1]	4	(5)	(20)	(17)
Total ongoing operations	637	544	1,289	1,153
Disposals[2]	—	1	(1)	4
Total EBITDA	637	545	1,288	1,157
Adjusted operating profit (note 18)
Legal and Regulatory	195	177	480	439
Learning	207	150	189	131
Financial	54	60	171	176
Scientific and Healthcare	31	29	89	78
Corporate and other[1]	—	(7)	(33)	(24)
Total ongoing operations	487	409	896	800
Disposals[2]	(2)	—	(4)	—
Total adjusted operating profit	485	409	892	800
1
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights plan. Results of Thomson Media for the three-month and nine-month periods ended September 30, 2002 include revenues of $46 million and $148 million, respectively, (2001 — $53 million and $169 million, respectively); EBITDA of $6 million and $16 million, respectively (2001 — $3 million and $19 million, respectively); and adjusted operating profit of $4 million and $10 million, respectively (2001 — $1 million and $12 million, respectively).

2
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of US dollars)

Note 1:    Consolidated Financial Statements

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and the proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada. All intercompany transactions and balances are eliminated on consolidation.

Note 2:    Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2001, as set out in the 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except for the adoption of the new accounting standards on goodwill and other intangible assets discussed in note 4 and the new standard discussed below, the consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2001.

Effective January 1, 2002, the Company adopted the provisions of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). This handbook section requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Additionally, this section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. Thomson has historically accounted for its stock appreciation rights and stock-based payments as outlined in the provisions of CICA 3870. As such, this standard did not change the Company's method of accounting, nor was there any impact on its financial position or results of operations. As Thomson does not use the fair value-based method, the required pro forma information has been disclosed in note 14.

Where necessary, certain amounts for 2001 have been reclassified to conform to the current year's presentation. Specifically, the subtotals for "Earnings before interest, tax, depreciation, amortization and restructuring charges" and "Operating profit before amortization and restructuring charges" no longer appear on the face of the consolidated statement of earnings and retained earnings, and "Dividends declared on preference shares" is no longer included in "Earnings from continuing operations" within the same statement. These presentational changes had no effect on "Earnings attributable to common shares" or "Earnings per common share".

Note 3:    Seasonality

Typically, a much greater portion of the Company's operating profit and operating cash flows arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with results in the same quarter for the previous year.

Note 4:    Effect of Adoption of Accounting Standards on Goodwill and Other Intangible Assets

In July 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires the use of the purchase method of accounting for all business combinations, and also refines the definition of intangible assets acquired in a business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. The Company has adopted CICA 1581 for all business combinations that have occurred subsequent to June 30, 2001.

CICA 3062, effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives. Such assets, however, are subject to tests for impairment, with such tests based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts. The transitional provisions of CICA 3062 require that for business combinations that occurred before July 1, 2001, the carrying amount of acquired intangible assets that do not meet the criteria of CICA 1581 be reclassified to goodwill. Accordingly, in connection with the adoption of CICA 3062, the Company reclassified $66 million of intangible assets, previously identified as workforce, and the related deferred tax liability of $20 million to goodwill (see note 9).

The transitional provisions of CICA 3062 also require that the Company perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, the Company recorded pre-tax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in its scientific and healthcare segment. Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million after-tax in connection with the application of CICA 3062 by Bell Globemedia Inc. ("BGM"), an equity method investee. These non-cash charges, which total $183 million after taxes, were applied to the opening balance of retained earnings.

Fair value was determined for the Company's reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value for intangible assets with indefinite useful lives was determined using an income approach, the relief from royalties method.

In accordance with CICA 3062, effective January 1, 2002, Thomson no longer amortizes goodwill or identifiable intangible assets with indefinite useful lives and reevaluated the remaining useful lives of identifiable intangible assets with finite lives. The following presents the pro forma effect of CICA 3062 as if it had been adopted as of January 1, 2001.

	For the three months ended September 30, 2001		For the nine months ended September 30, 2001
	Earnings from continuing operations attributable to common shares (note 5)	Basic and diluted earnings from continuing operations per common share	Earnings from continuing operations attributable to common shares (note 5)	Basic and diluted earnings from continuing operations per common share
Reported amounts	147	$0.23	408	$0.65
Adjust:
Amortization	43	0.07	139	0.22
Tax effect of amortization reduction	(3)	—	(10)	(0.02)
Reduction in equity in net losses of associates, net of tax	5	0.01	16	0.03
Adjusted amounts	192	$0.31	553	$0.88

Note 5:    Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
Earnings from continuing operations	262	154	327	428
Dividends declared on preference shares	(6)	(7)	(14)	(20)
Earnings from continuing operations attributable to common shares	256	147	313	408

The weighted average number of common shares outstanding as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share computation to the weighted average number of common shares outstanding used in the diluted earnings per common share computation is presented below.

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
Basic	648,165,330	628,304,437	638,064,279	627,142,015
Effect of stock and other incentive plans	280,637	422,732	448,825	517,123
Diluted	648,445,967	628,727,169	638,513,104	627,659,138

As of November 4, 2002, 649,620,950 common shares were outstanding, as well as options to purchase 7,151,813 common shares under the Thomson stock incentive plan.

Note 6:    Acquisitions of Businesses and Investments

During the three-month period ended September 30, 2002, six businesses were acquired for an aggregate cash consideration of $163 million (2001 — $2,154 million). During the nine-month period ended September 30, 2002, 19 businesses were acquired for an aggregate cash consideration of $217 million (2001 — $2,317 million). These acquisitions of businesses have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Additionally, during that nine-month period, investments of $5 million in businesses were made ($2 million of which were made during the three months ended September 30, 2002). In the three months and nine months ended September 30, 2001, $2 million and $96 million of investments in businesses were made.

Goodwill and identifiable intangible assets acquired with businesses purchased during the three-month period ended September 30, 2002 were $81 million and $91 million, respectively. Goodwill and identifiable intangible assets acquired with businesses purchased during the nine-month period ended September 30, 2002 were

$115 million and $123 million, respectively. Substantially all of the acquired goodwill is not deductible for tax purposes. The identifiable intangible assets acquired are summarized as follows:

	Three months ended September 30, 2002	Nine months ended September 30, 2002	Weighted-average amortization period (years)
Trade names	16	18	8
Customer relationships	38	42	7
Databases and content	37	62	8
Other	—	1	5
	91	123

Allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. Additionally, pursuant to identifiable intangible asset valuations completed during 2002, the Company adjusted the purchase price allocations of certain businesses acquired during 2001. Those valuations increased the recorded amount of identifiable intangible assets by $34 million with an offsetting reduction to goodwill.

In January 2001, as a consequence of a non-cash asset exchange, Thomson became the holder of a 20% investment in BGM, a Canadian multimedia company. The investment was initially recorded at $431 million. This transaction is discussed further in note 16.

As of September 30, 2002, the balance of the reserves for exit costs related to business acquisitions consummated during 2002 and 2001 totaled $28 million. Additional reserves recorded in connection with businesses acquired during the nine-month period ended September 30, 2002 were $4 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

		2002 Activity
	As at December 31, 2001			As at September 30, 2002
Type of cost		Additions	Utilization
Severance and other employee-related costs	28	3	(16)	15
Lease cancellation and idle facility costs	18	1	(8)	11
Other exit costs	5	—	(3)	2
Total	51	4	(27)	28

Note 7:    Restructuring Charges

During 2002 and 2001, management undertook restructuring activities representing the completion of prior year plans and the initiation of new plans within the framework of original strategic initiatives of Thomson to improve operational and administrative efficiencies. The following table presents an analysis of the total charges incurred by group.

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
Legal and Regulatory	—	—	4	7
Learning	—	10	—	10
Scientific and Healthcare	—	3	—	3
Corporate and other	—	—	2	—
Total	—	13	6	20

The following table presents the activity and balances of the restructuring liability account, included in "Accounts payable and accruals" and "Other non-current liabilities" in the interim consolidated balance sheet, as at and for the nine months ended September 30, 2002.

		2002 Activity
	As at December 31, 2001			As at September 30, 2002
Type of cost		Charges	Utilization
Severance	11	6	(10)	7
Contract cancellation costs	12	—	(3)	9
Other	4	—	(2)	2
Total	27	6	(15)	18

Note 8:    Identifiable Intangible Assets

The following table presents the detail of identifiable intangible assets as at September 30, 2002 and December 31, 2001.

As at September 30, 2002	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Trade names	231	(46)	185
Customer relationships	1,702	(377)	1,325
Databases and content	1,174	(267)	907
Publishing rights	1,723	(459)	1,264
Other	139	(54)	85
	4,969	(1,203)	3,766
Indefinite useful lives:
Trade names	1,186	(167)	1,019
	6,155	(1,370)	4,785
As at December 31, 2001	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Trade names	195	(33)	162
Customer relationships	1,615	(299)	1,316
Databases and content	1,100	(200)	900
Publishing rights	1,732	(401)	1,331
Other	219	(59)	160
	4,861	(992)	3,869
Indefinite useful lives:
Trade names	1,220	(168)	1,052
	6,081	(1,160)	4,921

As at September 30, 2002, the weighted average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 18 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of trade names, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted average useful life, which approximates 30 years.

Note 9:    Goodwill

The following table presents net goodwill by business segment for the period ended September 30, 2002.

	Legal and Regulatory	Learning	Financial	Scientific and Healthcare	Corporate and other	Total
Balance at December 31, 2001	3,078	2,900	1,557	304	64	7,903
Acquisitions	39	16	2	58	—	115
Transfer assembled workforce, net of tax	37	9	—	—	—	46
Transitional impairment	—	—	—	(50)	—	(50)
Adjusted purchase price allocations, net of tax	(12)	(36)	(9)	(13)	—	(70)
Translation and other, net	(17)	48	(12)	6	37	62
Balance at September 30, 2002	3,125	2,937	1,538	305	101	8,006

The adjusted purchase price allocations, net of tax amounts primarily relate to the updated valuations of identifiable intangible assets for certain 2001 acquisitions (see note 6) and the reversal of acquisition-related liabilities recorded in 2001.

Note 10:    Long-term Debt

In January 2002, Thomson issued $400 million US dollar denominated unsecured notes due February 1, 2008 bearing an annual interest rate of 5.75%, payable semi-annually. The net proceeds of $397 million were used principally to repay existing indebtedness.

Note 11:    Public Offering of Common Shares

On June 12, 2002, the Company was listed on the New York Stock Exchange. On June 14, 2002, the Company and its principal shareholder, The Woodbridge Company Limited ("Woodbridge"), completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by the Company and 17,435,899 common shares held by Woodbridge. Proceeds to the Company from the offering, net of the underwriting commission and expenses, of $437 million were used for general corporate purposes including the repayment of indebtedness. The Company did not receive any proceeds from the sale of common shares by Woodbridge. Subsequent to completion of the offering, the Thomson family, through Woodbridge and its affiliates, owns approximately 68% of the common shares of the Company. The expenses incurred from the offering were divided equally between the Company and Woodbridge, other than the underwriting commission, which was allocated among the Company and Woodbridge based upon the proportionate share of the proceeds from the offering received by each party.

Concurrent with the offering, the Company redeemed the related common shares and the A ordinary shares of The Thomson Corporation PLC, its wholly-owned UK subsidiary, for $0.7 million (see note 15).

Note 12:    Discontinued Operations

In February 2000, Thomson announced its intention to sell the newspaper interests of Thomson Newspapers ("TN"). The primary activities of TN were the publishing of daily and non-daily newspapers, and other advertising and specialty publications in the US and Canada. During 2001 and 2000, Thomson sold all properties that had been identified for sale. During the nine-month period ended September 30, 2001, one publication was sold in Canada for proceeds of $26 million, resulting in a net gain of $10 million.

Additionally, in September 2001, Thomson sold its 50 percent interest in the Augusta Newsprint Company, a newsprint mill in Augusta, Georgia, to Woodbridge for proceeds of $190 million, resulting in a net gain of $60 million. Thomson retained a financial advisor that provided a fairness opinion on the sales price and, accordingly, the transaction was recorded at that determined fair value.

The results, cash flows, and assets and liabilities of TN have been accounted for as a discontinued operation in the 2001 interim consolidated financial statements.

The earnings from discontinued operations for the three-month and nine-month periods ended September 30, 2001 are summarized below.

	Three months ended September 30, 2001	Nine months ended September 30, 2001
Revenues from discontinued operations	32	124
Earnings from operations before income taxes	5	24
Income taxes	(1)	(7)
Earnings from operations	4	17
Gain on sale of discontinued operations	113	128
Tax on gain	(53)	(58)
Net gain on sale of discontinued operations	60	70
Earnings from discontinued operations	64	87

Note 13:    Employee Future Benefits

In the third quarter of 2002, the Company made a contribution of $107 million to its principal qualified defined benefit pension plan in the United States. While the contribution was not required under the rules and regulations of the Employee Retirement Income Security Act ("ERISA"), the Company decided to make a voluntary contribution in light of the steady decline in equity markets, which negatively impacted the plan assets available to fund the pension obligations. As a result of the contribution, at the September 30, 2002 measurement date, the fair value of plan assets was slightly in excess of the accumulated benefit obligation.

Note 14:    Stock-based Compensation

Effective January 1, 2002, the Company adopted CICA 3870. The Company has continued to use the intrinsic value-based method to account for its stock incentive plan and therefore no compensation expense has been recognized under the plan.

If compensation cost had been determined based on the fair value-based method of accounting for awards granted since January 1, 2002, earnings from continuing operations and earnings per common share from continuing operations for the three-month and nine-month periods ended September 30, 2002 would have been unchanged.

If compensation cost had been determined based on the fair value-based method of accounting for all awards granted since the inception of the stock incentive plan on January 24, 2000, earnings from continuing operations in the three-month period ended September 30, 2002 would have been reduced by $3 million, but would have had no effect on earnings per common share (2001 — $2 million, no effect on earnings per common share). On the same basis, earnings from continuing operations in the nine-month period ended September 30, 2002 would have been reduced by $8 million or $0.01 per common share (2001- $5 million or $0.01 per common share).

Using the Black-Scholes pricing model, the weighted average fair value of options granted was estimated to be $7.89 and $9.25 for the three-month periods ended September 30, 2002 and 2001, respectively, and $7.95 and $9.61 for the nine-month periods ended September 30, 2002 and 2001, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The principal assumptions used in applying the Black-Scholes option-pricing model for the nine-month periods ended September 30, 2002 and 2001 were as follows:

	2002	2001
Risk-free interest rate	4.5%	4.9%
Dividend yield	2.1%	2.2%
Volatility factor	25.1%	29.2%
Expected life	6 Years	6 Years

Other information related to the Company's stock incentive plan and stock appreciation rights plan can be found in notes 1 and 19 of the Company's consolidated financial statements for the year ended December 31, 2001.

Note 15:    Transactions with Related Parties

Through Woodbridge and its affiliates, the Thomson family owns approximately 68% of the common shares of Thomson.

As discussed in note 16, on January 9, 2001 Thomson completed a transaction with BCE Inc. and Woodbridge in which Thomson exchanged its interest in The Globe and Mail and other related assets for a 20% equity interest in a new multimedia company, BGM. Woodbridge holds a 9.9% interest in BGM.

In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of Thomson. Subsequently, in February 2002, the shares were exchanged for a separate preferred issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. The shares are included within "Long-term debt" in the consolidated balance sheet.

On April 4, 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge for $110 million. Additionally, on September 7, 2001, Thomson sold its 50% interest in Augusta Newsprint Company to Woodbridge for $190 million.

On May 2, 2002, Woodbridge announced the extension of its commitment to reinvest at least 50% of the dividends received by it and its subsidiaries in newly issued common shares for a further three years to June 2005. The commitment was originally made in June 1989, has since been extended twice, and was scheduled to expire in June 2002.

On June 14, 2002, the Company completed a series of transactions to assist Woodbridge in reorganizing its holding of the Company's common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of the Company's directors (the "Transaction Group"). The Company issued an aggregate of 431,503,802 common shares to members of the Transaction Group, and a wholly-owned subsidiary of the Company acquired the same number of common shares from members of the Transaction Group. Immediately following the acquisition, the wholly-owned subsidiary was wound up into the Company and the 431,503,802 common shares it held were cancelled. The total number of the Company's common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. The Transaction Group has reimbursed the Company for all costs and expenses arising from, and has agreed to indemnify the Company and its subsidiaries (and the officers, directors and shareholders of the Company and its subsidiaries) against any liabilities which may arise in connection with, the series of transactions.

On June 17, 2002, the Company redeemed the A ordinary shares of The Thomson Corporation PLC, its wholly owned UK subsidiary, for $0.6 million. The A ordinary shares were held by Woodbridge.

In September 2002, Woodbridge and the Company entered into an agreement related to the Company's directors and officers insurance coverage. The agreement stipulates that the Company maintains standard directors and officers insurance for any amount up to $25 million with a third party insurance company. A second insurer is responsible for the next $75 million of coverage. Woodbridge will be indemnifying this second insurer. For this service, the Company pays Woodbridge an annual premium of $625,000. This arrangement with Woodbridge will reduce the costs to the Company of its directors and officers insurance coverage.

On September 30, 2002, the Company sold a parcel of properties located in Toronto, Ontario to Woodbridge. In connection with the transaction, we received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net gains (losses) on disposals of businesses and investments" within the interim consolidated financial statements for the three — and nine-month periods ended September 30, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, Thomson is entitled to receive half of the gain subject to certain adjustments. If Woodbridge does not recognize any such gains, the Company is not required to reimburse Woodbridge for any losses. In prior periods, the Company had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to BGM. During September 2002, the Company negotiated an agreement with BGM under which the Company paid cash to BGM equivalent to the recorded liability, in order to relieve the Company of its obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

Note 16:    Bell Globemedia Inc.

In January 2001, Thomson exchanged its interest in The Globe and Mail for a 20% interest in BGM. This transaction was recorded at 80% of the estimated fair value of net assets received, as Thomson continued to maintain a 20% indirect interest in The Globe and Mail. The resulting net gain was included within "Net gains on disposals of businesses and investments" in the interim consolidated statement of earnings and retained earnings for the nine months ended September 30, 2001. The investment was initially recorded at $431 million and included in "Other non-current assets" in the consolidated balance sheet. The investment is being accounted for using the equity method of accounting. Included in "Income taxes" for the nine months ended September 30, 2001 in the interim consolidated statement of earnings and retained earnings was a charge of $75 million related to the transaction.

Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million after-tax in connection with the application of CICA 3062 by BGM. As discussed in note 15, Woodbridge is an investor in BGM. Other information related to the BGM transaction can be found in note 17 of the Company's consolidated financial statements for the year ended December 31, 2001.

Note 17:    Recently Issued Accounting Standards

In 2001, the CICA issued Accounting Guideline AcG-13, "Hedging Relationships." The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The guideline, whose application has been deferred one year by the CICA, applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2003.

Additionally, in 2001, the CICA amended Handbook Section 1650, "Foreign Currency Translation." The amended section, which became effective for fiscal periods beginning on or after January 1, 2002, eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items.

In June 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." The consensus reached in EIC-128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

Thomson has not completed its assessment of the impact of adopting AcG-13 or EIC-128. The Company has determined that the adoption of Handbook Section 1650 did not have a material effect on the Company's financial position or results of operations.

Note 18:    Business Segment Information

In accordance with CICA Handbook Section 1701, "Segment Disclosure", the Company discloses information about its operating segments based upon the measures used by management in assessing the performance of those operating segments. Earnings before interest, tax, depreciation, amortization and restructuring charges ("EBITDA"), and operating profit before amortization and restructuring charges ("adjusted operating profit"), are used by us to measure our operating performance, including our ability to generate cash flow. Among other things, EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets and goodwill. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. EBITDA and adjusted operating profit do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit or other measures of financial performance calculated in accordance with GAAP.

The following table provides a reconciliation of operating profit within the consolidated statement of earnings and retained earnings to both EBITDA and adjusted operating profit included within the business segment information for the three months and the nine months ended September 30, 2002 and 2001.

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
Operating profit	411	278	670	463
Add back:
Restructuring charges	—	13	6	20
Amortization	74	118	216	317
Adjusted operating profit	485	409	892	800
Add back:
Depreciation	152	136	396	357
EBITDA	637	545	1,288	1,157

Note 19:    Earnings Reconciliation to U.S. GAAP

The following table reconciles earnings determined in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") to earnings determined in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
Net earnings under Canadian GAAP	262	218	327	515
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	5	10	18	48
Identifiable intangible assets and goodwill	—	(22)	(4)	(88)
Related party transactions	(2)	(60)	(2)	(146)
Derivative instruments and hedging activities	(10)	(22)	(11)	(40)
Income taxes	(1)	5	(4)	19
Earnings under U.S. GAAP, before cumulative effect of change in accounting principle	254	129	324	308
Cumulative effect of change in accounting principle, net of tax	—	—	(182)	—
Net income under U.S. GAAP	254	129	142	308
Basic and diluted earnings per common share under U.S. GAAP from*:
Continuing operations, before cumulative effect of change in accounting principle	$0.38	$0.19	$0.49	$0.42
Cumulative effect of change in accounting principle, net of tax	—	—	(0.29)	—
Discontinued operations, net of tax	—	—	—	0.04
Basic and diluted earnings per common share	$0.38	$0.19	$0.20	$0.46
*
Earnings per common share is calculated after deducting dividends declared on preference shares from net income

Descriptions of the nature of the reconciling differences are provided below:

Development costs

Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Identifiable intangible assets and goodwill

Under U.S. GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001, and amortization of intangibles differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under U.S. GAAP, which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) a gain resulting from a 1997 disposal mandated by the U.S. Department of Justice which has been treated as a reduction of goodwill under Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

Related Party Transactions

In accordance with Canadian GAAP, the Company recognized gains on transactions with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions. In the three months and nine months ended September 30, 2001, the related party transactions include $60 million related to the sale of Augusta Newsprint Company (see notes 12 and 15). As Augusta Newsprint Company was part of TN, this reduction in earnings reduces earnings per share from discontinued operations.

Derivative instruments and hedging activities

Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the Company's consolidated financial statements as at and for the year ended December 31, 2001, but not recorded in the Company's consolidated balance sheet. In order to reconcile to U.S. GAAP, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

Income taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items.

Employee future benefits

Certain of the Company's defined benefit pension plans have accumulated benefit obligations in excess of the fair market value of assets available to fund such obligations as of the annual September 30 measurement date for those plans. With respect to those plans, US accounting standards require the recognition of an "additional minimum liability" of approximately $40 million during the fourth quarter of 2002, with a corresponding reduction in shareholders' equity. If, at a subsequent date, the fair market value of the pension assets exceeds the pension benefit obligations, the equity adjustment would be reversed. This fourth quarter adjustment will have no impact on income or cash flow. Because the concept of an additional minimum liability does not exist in Canadian generally accepted accounting principles, the liability and the reduction in equity will result in a reconciling item.

Change in accounting principle

The cumulative effect of change in accounting principle represents the transitional impairment charge relating to adopting the U.S. GAAP equivalent of CICA 3062, SFAS 142, "Goodwill and Other Intangible Assets." Under U.S. GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income, as compared with a charge to opening retained earnings under Canadian GAAP (see note 4).

The effect of SFAS 142, as if it had been adopted as of January 1, 2001, would be to increase net income by $49 million, to $178 million, and earnings per share by $0.08, to $0.27, for the three months ended September 30, 2001, and to increase net income by $159 million, to $467 million, and earnings per share by $0.25, to $0.71, for the nine months ended September 30, 2001.